Exhibit 99.4



AT THE TRUST:                 AT THE FINANCIAL RELATIONS BOARD:
Karen Dickelman               Tony Ebersole  Laura Kuhlmann    Georganne Palffy
Director - Investor Relations General Info.  Media Inquiries   Analyst Inquiries
312 683-3671                  312 640-6728   312 640-6727      312 640-6768

FOR IMMEDIATE RELEASE
WEDNESDAY, MAY 12, 1999


  BANYAN STRATEGIC REALTY TRUST REPORTS $0.205 FFO PER SHARE FOR FIRST QUARTER


Banyan Strategic Realty Trust First Quarter Highlights*

o First Quarter FFO of $2.8 million, or $0.205 per share, up 20 percent from a year ago

o    Revenues  of $10.4  million,  an  increase  of 21 percent  from last year

o    EBITDA of $5.9 million, up 32 percent from previous year

o    Average occupancy of portfolio of 88 percent at March 31, 1999

o    Quarterly cash  distribution of $0.12 per share  declared.

*    Per share data presented on diluted basis.

CHICAGO, May 12, 1999 -- Banyan Strategic Realty Trust (Nasdaq: BSRTS) a real estate investment trust, today announced first quarter 1998 funds from operations (FFO) of $2.8 million, or $0.205 per share, an 18 percent increase in total FFO from last year's first quarter. The company's average occupancy rate at the Trust's 32 properties was 88 percent at March 31, 1999.

Consolidated Financial Results

Banyan reported first quarter 1999 net income of $1.2 million, or $0.09 per share, on revenues of $10.4 million, and FFO of $2.8 million, or $0.205 per share. This compared to first quarter 1998 net income of $1.4 million, or $0.10 per share, on revenues of $8.6 million, and FFO of $2.4 million, or $0.17 per share.

"We are pleased with our revenue, cash flow and FFO growth in the first quarter over the first quarter of last year," said Leonard G. Levine, President of Banyan. "This was due primarily to the significant expansion of our portfolio from a year ago. We have targeted FFO growth for the full year 1999 at more than 10 percent above last year, exclusive of any new acquisitions, through our ability to maintain favorable leasing activity and rollovers in the strong office and flex/industrial markets we serve."







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Exhibit 99.4

BANYAN STRATEGIC REALTY TRUST
ADD 1


Portfolio Performance - First Quarter Revenue up 21 Percent

Total revenue increased 21 percent to $10.4 million for the first quarter, compared with $8.6 million during the same period the previous year. The increase was due to the addition of eight properties acquired since the end of the first quarter last year and through higher rents achieved at some of the Trust's properties as a result of lease rollovers. The Company's portfolio of 32 properties was 88 percent occupied at March 31, 1999.

Balance Sheet

At March 31, 1999, total assets at net book value were approximately $222 million. EBITDA (earnings before interest, tax, depreciation and amortization) was $5.9 million, up 32 percent from the previous year's first quarter. EBITDA coverage ratio through March 31, 1999 was 2.04. The Trust had $151.2 million of total debt outstanding as of March 31, 1999.

Quarterly Cash Distribution and Funds Available for Distribution (FAD)

On April 5, Banyan declared a quarterly cash distribution of $0.12 per share for the first quarter ended March 31, 1999. The distribution is payable May 21, 1999 to shareholders of record as of April 21, 1999.

Funds Available for Distribution (FAD) totaled $2.3 million for the three months ended March 31, 1999, or $0.17 per share. FAD for the same period a year ago totaled $2.0 million, or $0.15 per share. FAD is calculated by adjusting FFO for straight-line rents, lease commissions paid and normalized reserves for capital improvements. The capital reserve is $0.075 per square foot for flex/industrial properties, $0.10 per square foot for office properties, $0.15 per square foot for retail property and $200 per residential unit.

Outlook

Mr. Levine added, "With our existing portfolio, we have targeted total 1999 FFO of between $0.82 and $0.83 per share. We will maintain our focus on internal growth through favorable leasing transactions and rental increases, since the markets in which we operate exhibit strong real estate fundamentals. At the same time, we continue to seek value-added acquisitions and disposition opportunities in our market niche in order to provide for future growth."


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Exhibit 99.4

BANYAN STRATEGIC REALTY TRUST
ADD 2

Banyan Strategic Realty Trust is an equity Real Estate Investment Trust (REIT) that owns and acquires primarily office and flex/industrial properties. The properties are located in certain major metropolitan areas of Atlanta, Georgia and Chicago, Illinois and smaller markets such as Huntsville, Alabama; Louisville, Kentucky; Memphis, Tennessee; and Orlando, Florida located in the Midwestern and Southeastern United States. The Trust's current portfolio consists of 32 properties totaling 3.7 million rentable square feet and 864 apartment units. As of this date, the Trust has 13,432,587 shares of beneficial interest outstanding.

Except for the historical information contained herein, certain matters discussed in this release are forward-looking statements, the achievement of which involve risks and uncertainties that are detailed from time to time in our reports filed with the Securities and Exchange Commission, including the report on Form 10-K for the year ended December 31, 1998. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section will be included in our Form 10-Q for the quarter ended March 31, 1999 filed with the Securities and Exchange Commission on May 13, 1999. Without limitation, the foregoing words such as "anticipates", "expects", "intends", "plans", and similar expressions are intended to identify forward-looking statements.

               See Banyan's Website at http://www.banyanreit.com.

        For further information regarding Banyan free of charge via fax, dial 1-800-PRO-INFO and enter "BSRTS."



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Exhibit 99.4

BANYAN STRATEGIC REALTY TRUST
ADD 3

                           Financial Tables to Follow



                             SELECTED FINANCIAL DATA
                  (Dollars in Thousands, except per share data)

                                                         Three Months Ended    Year Ended
                                                        3/31/99     3/31/98     12/31/98
                                                        --------    --------    --------
Total revenue                                           $ 10,428    $  8,564    $ 39,416
Operating expenses                                        (9,076)     (7,091)    (33,325)
                                                        --------    --------    --------
Operating income                                           1,352       1,473       6,091

Minority interest in consolidated partnerships              (114)       (116)       (572)

Extraordinary item, net of minority interest                --          --          (141)
                                                        --------    --------    --------
Net income                                              $  1,238    $  1,357    $  5,378
                                                        ========    ========    ========
Earnings per share of Beneficial Interest -- Basic:
     Income before Extraordinary Item                   $   0.09    $   0.10    $   0.41
     Net Income                                         $   0.09    $   0.10    $   0.40
                                                        ========    ========    ========
Earnings per share of Beneficial Interest -- Diluted:
     Income before Extraordinary Item                   $   0.09    $   0.10    $   0.40
     Net Income                                         $   0.09    $   0.10    $   0.39
                                                        ========    ========    ========

Funds from Operations

Net income                                              $  1,238    $  1,357    $  5,378
Plus:
Depreciation and amortization expense                      1,584       1,056       5,176

Less:
Minority interest share of depreciation
    and amortization expense                                 (56)        (63)       (315)
Extraordinary item, net of minority interest                --          --           141
                                                        --------    --------    --------
Funds from operations                                   $  2,766    $  2,350    $ 10,380
                                                        ========    ========    ========


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Exhibit 99.4

BANYAN STRATEGIC REALTY TRUST
ADD 4


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                             (Dollars in thousands)

                                                     March 31,      December 31,
                                                       1999            1998
                                                     ---------      ---------

Investment in Real Estate, at cost:                  $ 222,355      $ 220,808
    Less:  Accumulated Depreciation                    (12,827)       (11,399)
                                                     ---------      ---------
                                                       209,528        209,409
                                                     ---------      ---------

Cash and Cash Equivalents                                2,332          3,731
Restricted Cash                                          3,519          2,657
Other Assets                                             6,960          6,793
                                                     ---------      ---------

Total Assets                                         $ 222,339      $ 222,590
                                                     =========      =========

Loans and Bonds Payable                              $ 151,231      $ 151,648
Other Liabilities                                        6,644          6,359
Minority Interest                                        2,192          2,149
Shareholders' Equity                                    62,272         62,434
                                                     ---------      ---------

Total Liabilities and Shareholders' Equity           $ 222,339      $ 222,590
                                                     =========      =========


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Exhibit 99.4

BANYAN STRATEGIC REALTY TRUST
ADD 5


                                PORTFOLIO SUMMARY
                                 March 31, 1999

                                                                                                       Scheduled Lease Expirations
                                                                                                      ------------------------------
                                                                                                      4/1-12/31               After
                                              Location                   Square Footage   Occupancy %    1999   2000   2001    2001
------------------------------------------------------------------------------------------------------------------------------------
FLEX/INDUSTRIAL

    Milwaukee Industrial Properties           Milwaukee, Wisconsin              235,800        82%        14%     20%   11%      37%
    Elmhurst Metro Court                      Elmhurst, Illinois                140,800        58%        18%      6%   30%       4%
    Willowbrook Industrial Court              Willowbrook, Illinois              84,300        97%        39%     21%   11%      26%
    Quantum Business Centre                   Louisville, Kentucky              182,300        74%        15%     21%   18%      20%
    Lexington Business Center                 Lexington, Kentucky               308,800        54%         2%     17%    9%      26%
    Newtown Business Center                   Lexington, Kentucky                87,100        67%         5%      4%   37%      21%
    6901 Riverport Drive                      Louisville, Kentucky              322,100       100%         0%     45%    0%      55%
    Avalon Ridge Business Park                Norcross, Georgia                  57,400        73%         0%      0%    0%      73%
    Tower Lane Business Park                  Bensenville, IIlinois              95,900        90%        28%     31%   15%      16%
    Metric Plaza                              Winter Park, Florida               32,000       100%         0%      0%    0%     100%
    Park Center                               Orlando, Florida                   47,400        65%         6%      9%   25%      25%
    University Corporate Center               Winter Park, Florida              127,800       100%        12%     53%   11%      24%
    Johns Creek Office and Industrial Park    Duluth and Suwanee, Georgia       119,300       100%         0%      0%   50%      50%
                                                                           -------------  ---------   ------------------------------

          Sub-Total                                                           1,841,000        80%         9%     23%   15%      33%
                                                                           -------------  ---------   ------------------------------

OFFICE

    Colonial Penn Building                    Tampa, Florida                     79,200       100%         0%    100%    0%       0%
    Commerce Center                           Sarasota, Florida                  81,100       100%         0%      0%   11%      89%
    Woodcrest Office Park                     Tallahassee, Florida              264,900        89%        11%     26%   13%      39%
    Midwest Office Center                     Oakbrook Terrace, Illinois         77,000        95%        18%     32%   14%      31%
    Phoenix Business Park                     Atlanta, Georgia                  110,600        71%         9%     26%   13%      23%
    Butterfield Office Plaza                  Oak Brook, Illinois               200,800        96%        13%     26%   16%      41%
    Southlake Corporate Center                Morrow, Georgia                    56,200       100%         0%     13%   42%      45%
    University Square Business Center         Huntsville, Alabama               184,700        88%        26%     15%   25%      22%
    Technology Center                         Huntsville, Alabama                48,500       100%         0%    100%    0%       0%
    Airways Plaza Office Center               Memphis, Tennessee                 87,800        91%        87%      0%    4%       0%
    Peachtree Pointe Office Park              Norcross, Georgia                  71,700        89%        24%     16%   15%      34%
    Avalon Center Office Park                 Norcross, Georgia                  53,300       100%         0%      0%    0%     100%
    Sand Lake Tech Center                     Orlando, Florida                   84,100        74%         0%      0%    0%      74%
    Technology Park                           Norcross, Georgia                 145,700       100%        17%      9%   26%      48%
                                                                           -------------  ---------   ------------------------------

          Sub-Total                                                           1,545,600        91%        16%     23%   14%      38%
                                                                           -------------  ---------   ------------------------------

RETAIL

    Northlake Tower Shopping Center           Atlanta, Georgia                  321,600        98%         2%     18%    2%      76%
                                                                           -------------  ---------   ------------------------------

          Total                                                               3,708,200        86%        11%     22%   13%      40%
                                                                           =============  =========   ==============================




RESIDENTIAL
                                                                       Residential Units   Occupancy %
------------------------------------------------------------------------------------------------------
    Country Creek Apartments                  Oklahoma City, Oklahoma               320        97%
    Willowpark Apartments                     Lawton, Oklahoma                      160        99%
    Winchester Run Apartments                 Oklahoma City, Oklahoma               192        96%
    Woodrun Village Apartments                Yukon, Oklahoma                       192        97%
                                                                           =============  =========
                                              Total                                 864        97%
                                                                           =============  =========

         PORTFOLIO TOTAL                                                                       88%
                                                                                          =========